Baytex Energy Trust
Consolidated Balance Sheets
(thousands of Canadian dollars) (unaudited)
	June 30, 2009	December 31, 2008
ASSETS
Current assets
Cash	$1,964	$-
Accounts receivable	119,250	87,551
Crude oil inventory	1,188	332
Future tax asset	957	-
Financial instruments (note 14)	34,490	85,678
	157,849	173,561

Financial instruments (note 14)	3,690	-
Petroleum and natural gas properties	1,581,321	1,601,017
Goodwill	37,755	37,755
	$1,780,615	$1,812,333

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$148,063	$164,279
Distributions payable to unitholders	12,839	17,583
Bank loan	154,171	208,482
Future tax liability	10,192	25,358
Financial instruments (note 14)	3,239	-
	328,504	415,702

Long-term debt (note 3)	207,091	217,273
Convertible debentures (note 4)	10,053	10,195
Asset retirement obligations (note 5)	51,341	49,351
Deferred obligations	50	74
Future tax liability	179,622	192,411
	776,661	885,006

UNITHOLDERS’ EQUITY
Unitholders’ capital (note 6)	1,256,845	1,129,909
Conversion feature of debentures (note 4)	489	498
Contributed surplus (note 9)	22,655	21,234

Accumulated other comprehensive income (note 7)	8,979	-
Deficit	(285,014)	(224,314)
	(276,035)	(224,314)
	1,003,954	927,327
	$1,780,615	$1,812,333
Commitments and contingencies (note 15)
See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per unit amounts) (unaudited)
	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Revenue
Petroleum and natural gas	$192,667	$332,336	$343,610	$596,784
Royalties	(28,628)	(58,012)	(50,356)	(102,999)
Loss on financial instruments (note 14)	(352)	(73,460)	(3,272)	(91,179)
	163,687	200,864	289,982	402,606
Expenses
Operating	39,177	40,973	78,337	78,717
Transportation and blending	39,033	64,841	76,875	115,911
General and administrative	6,671	7,746	15,405	14,897
Unit-based compensation (note 9)	1,469	2,129	3,157	4,211
Interest (note 12)	9,530	8,155	17,654	16,875
Foreign exchange (gain) loss (note 13)	(12,320)	(1,645)	(8,321)	5,873
Depletion, depreciation and accretion	56,379	50,941	111,583	101,399
	139,939	173,140	294,690	337,883
Income (loss) before taxes and non-controlling interest	23,748	27,724	(4,708)	64,723
Tax expense (recovery) (note 11)
Current expense	2,317	2,755	4,506	5,269
Future recovery	(6,020)	(10,318)	(28,175)	(12,796)
	(3,703)	(7,563)	(23,669)	(7,527)
Income before non-controlling interest	27,451	35,287	18,961	72,250
Non-controlling interest (note 8)	-	(870)	-	(1,985)
Net income	$27,451	$34,417	$18,961	$70,265
Other comprehensive income
Foreign currency translation adjustment (note 7)	(9,772)	-	8,979	-
Comprehensive income	$17,679	$34,417	$27,940	$70,265

Net income per trust unit (note 10)
Basic	$0.26	$0.39	$0.19	$0.81
Diluted	$0.26	$0.38	$0.18	$0.78

Weighted average trust units (note 10)
Basic	105,544	88,472	101,826	86,863
Diluted	107,481	94,511	102,861	92,682

Consolidated Statements of Deficit
(thousands of Canadian dollar) (unaudited)
	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Deficit, beginning of period	$(274,036)	$(251,736)	$(224,314)	$(239,727)
Net income	27,451	34,417	18,961	70,265
Distributions to unitholders	(38,429)	(58,271)	(79,661)	(106,128)
Deficit, end of period	$(285,014)	$(275,590)	$(285,014)	$(275,590)

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)
	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
CASH PROVIDED BY (USED IN):
Operating activities
Net income	$27,451	$34,417	$18,961	$70,265
Items not affecting cash:
Unit-based compensation (note 9)	1,469	2,129	3,157	4,211
Unrealized foreign exchange (gain) loss (note 13)	(13,918)	(1,636)	(9,296)	5,374
Depletion, depreciation and accretion	56,379	50,941	111,583	101,399
Accretion on debentures and notes (notes 3 & 4)	478	359	912	723
Unrealized loss on financial instruments (note 14)	20,822	48,433	48,891	55,604
Future tax recovery	(6,020)	(10,318)	(28,175)	(12,796)
Non-controlling interest (note 8)	-	870	-	1,985
	86,661	125,195	146,033	226,765
Change in non-cash working capital	(2,813)	(24,141)	(25,667)	(4,362)
Asset retirement expenditures (note 5)	(311)	27	(762)	(367)
Decrease in deferred obligations	(12)	(11)	(23)	(21)
	83,525	101,070	119,581	222,015

Financing activities
Decrease in bank loan	(117,361)	(18,046)	(54,216)	(61,748)
Payments of distributions	(32,184)	(41,404)	(71,622)	(78,684)
Issue of trust units (note 6)	116,697	4,855	117,399	8,646
Issuance costs (note 6)	(6,095)	(150)	(6,095)	(150)
	(38,943)	(54,745)	(14,534)	(131,936)

Investing activities
Petroleum and natural gas property expenditures	(30,278)	(42,527)	(77,942)	(93,530)
Acquisition of petroleum and natural gas properties, net	(2,348)	(1,176)	(2,332)	(1,757)
Change in non-cash working capital	(10,850)	(2,622)	(22,937)	5,208
	(43,476)	(46,325)	(103,211)	(90,079)
Impact of foreign exchange on cash balances (note 7)	171	-	128	-
Change in cash	1,277	-	1,964	-
Cash, beginning of period	687	-	-	-
Cash, end of period	$1,964	$-	$1,964	$-

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Notes to the Consolidated Financial Statements
Three months and six months ended June 30, 2009 and 2008
(all tabular amounts in thousands of Canadian dollars, except per unit amounts) (unaudited)

1.  BASIS OF PRESENTATION

Baytex Energy Trust (the “Trust”) was established on September 2, 2003 under a Plan of Arrangement involving the Trust and Baytex Energy Ltd. (the “Company”). The Trust is an open-ended investment trust created pursuant to a trust indenture. Pursuant to the Plan of Arrangement, the Company became a subsidiary of the Trust.

The consolidated financial statements include the accounts of the Trust and its subsidiaries (collectively the “Trust” or “Baytex” for the purposes of the following notes to the consolidated financial statements) and have been prepared by management in accordance with Canadian generally accepted accounting principles.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual consolidated financial statements of the Trust as at December 31, 2008, except as noted below.  The interim consolidated financial statements contain disclosures, which are supplemental to the Trust’s annual consolidated financial statements.  Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted.  The interim consolidated financial statements should be read in conjunction with the Trust’s annual consolidated financial statements and notes thereto for the year ended December 31, 2008.

2.  CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Trust adopted the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 3064 “Goodwill and Intangible Assets” and EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. These standards were adopted retrospectively without restatement of prior periods.

Goodwill and Intangible Assets

Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. The adoption of this new standard did not have a material impact on the consolidated financial statements of the Trust.

Credit Risk and the Fair Value of Financial Assets and Liabilities

EIC-173 provides guidance on how to take into account the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  The adoption of EIC-173 did not have a material impact on the consolidated financial statements of the Trust.

Future Accounting Changes

Business Combinations

In January 2009, the CICA issued Section 1582 which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the accounting of future business combinations.

Consolidated Financial Statements

In January 2009, the CICA issued Section 1601 which establishes standards for the preparation of consolidated financial statements and Section 1602 which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt these standards prospectively effective January 1, 2011. The adoption of these standards may have an impact on the Trust’s accounting for future business combinations.

Financial Instruments – Disclosures

In June 2009, the CICA amended Section 3862 to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The Trust plans to adopt this standard prospectively effective December 31, 2009. The adoption of this standard will not have a material impact on the consolidated financial statements of the Trust.

International Financial Reporting Standards ("IFRS")

In April 2008, the CICA published the exposure draft "Adopting IFRS in Canada". The exposure draft proposes to incorporate IFRS into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS. The Trust has performed a diagnostic analysis that identifies differences between the Trust's current accounting policies and IFRS. At this time, the Trust is evaluating the impact of these differences to determine the potential impact on its consolidated financial statements and assessing the need for amendments to existing accounting policies in order to comply with IFRS.

3.  LONG-TERM DEBT

	June 30, 2009	December 31, 2008
10.5% senior subordinated notes (USD 247)	$287	$303
9.625% senior subordinated notes (USD 179,699)	208,900	220,059
	209,187	220,362
Discontinued fair value hedge	(2,096)	(3,089)
	$207,091	$217,273

The Company has USD 0.2 million senior subordinated notes bearing interest at 10.5% payable semi-annually with principal repayable on February 15, 2011.  These notes are unsecured and are subordinate to the Company’s bank credit facilities.

The Company also has USD 179.7 million senior subordinated notes bearing interest at 9.625% payable semi-annually with principal repayable on July 15, 2010. These notes are unsecured and are subordinate to the Company’s bank credit facilities. After July 15, 2009, these notes are redeemable at the Company’s option, in whole or in part, with not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount of the notes. These notes are carried at amortized cost net of a discontinued fair value hedge of $6.0 million recorded on adoption of CICA Handbook Section 3865 “Hedges”. The notes will accrete up to the principal balance at maturity using the effective interest method.

The Trust recorded accretion expense of $0.5 million for the three months ended June 30, 2009 ($0.4 million for the three months ended June 30, 2008) and $0.9 million for the six months ended June 30, 2009 ($0.7 million for the six months ended June 30, 2008). The effective interest rate is 10.6%.

4.  CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

In June 2005, the Trust issued $100.0 million principal amount of 6.5% convertible unsecured subordinated debentures for net proceeds of $95.8 million. The debentures pay interest semi-annually and are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $14.75 per trust unit. The debentures mature on December 31, 2010, at which time they are due and payable.

The debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ equity. This resulted in $95.2 million being classified as debt and $4.8 million being classified as equity. The debt portion will accrete up to the principal balance at maturity, using the effective interest rate of 7.6%. The accretion and the interest paid are expensed as interest expense in the consolidated statements of income and comprehensive income. If the debentures are converted to trust units, a portion of the value of the conversion feature under unitholders’ equity will be reclassified to unitholders’ capital along with the principal amounts converted.

	Number of Debentures	Convertible Debentures	Conversion Feature of Debentures
Balance, December 31, 2007	16,620	$16,150	$796
Conversion	(6,222)	(6,052)	(298)
Accretion	-	97	-
Balance, December 31, 2008	10,398	$10,195	$498
Conversion	(194)	(189)	(9)
Accretion	-	47	-
Balance, June 30, 2009	10,204	$10,053	$489

5.  ASSET RETIREMENT OBLIGATIONS

	June 30, 2009	December 31, 2008
Balance, beginning of period	$49,351	$45,113
Liabilities incurred	445	871
Liabilities settled	(762)	(1,443)
Acquisition of liabilities	370	1,536
Disposition of liabilities	(101)	(904)
Accretion	2,002	3,802
Change in estimate(1)	42	376
Foreign exchange	(6)	-
Balance, end of period	$51,341	$49,351

(1) Changes in the status of wells and changes in the estimated costs of abandonment and reclamations are factors resulting in a change in estimate.

The Trust’s asset retirement obligations are based on the Trust’s net ownership in wells and facilities.  Management estimates the costs to abandon and reclaim the wells and the facilities and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 52 years. The undiscounted amount of estimated cash flow required to settle the retirement obligations at June 30, 2009 is $273.5 million.  Estimated cash flow has been discounted at a credit-adjusted risk free rate of 8.0% and an estimated annual inflation rate of 2.0%.

6.  UNITHOLDERS’ CAPITAL

The Trust is authorized to issue an unlimited number of trust units.
	Number of Units	Amount
Balance, December 31, 2007	84,540	$821,624
Issued on conversion of debentures	422	6,350
Issued on conversion of exchangeable shares	2,787	86,888
Issued on exercise of unit rights	1,386	10,653
Transfer from contributed surplus on exercise of unit rights	-	5,105
Issued on acquisition of Burmis Energy Inc. net of issuance costs	6,383	151,903
Issued pursuant to distribution reinvestment plan	2,167	47,386
Balance, December 31, 2008	97,685	$1,129,909
Issued for cash	7,935	115,058
Issuance costs, net of tax of $914	-	(5,181)
Issued on conversion of debentures	13	198
Issued on exercise of unit rights	473	2,341
Transfer from contributed surplus on exercise of unit rights	-	1,736
Issued pursuant to distribution reinvestment plan	882	12,784
Balance, June 30, 2009	106,988	$1,256,845

7.  ACCUMULATED OTHER COMPREHENSIVE INCOME

The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent, as of January 1, 2009.  As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date (USD/CAD 0.8602), while revenues and expenses are translated using the average exchange rate for the three month and six month periods ended June 30, 2009 (USD/CAD 0.8568 and 0.8290, respectively). Translation gains and losses are deferred and included in other comprehensive income in unitholders’ equity.

Previously, foreign operations were considered to be integrated and were translated using the temporal method.  Under the temporal method, monetary assets and liabilities were translated at the period end exchange rate while other assets and liabilities were translated at the historical rate.  Revenues and expenses were translated at the average monthly rate except for depletion, depreciation and accretion, which were translated on the same basis as the assets to which they relate.  Translation gains and losses were included in the determination of net income for the period.

This change was adopted prospectively on January 1, 2009 resulting in a currency translation adjustment of $15.4 million upon adoption with a corresponding increase in petroleum and natural gas properties. An addition of $3.4 million and a reduction of $9.8 million were recognized in the first and second quarter of 2009, respectively, resulting in a balance of $9.0 million in accumulated other comprehensive income at June 30, 2009.

8.  NON-CONTROLLING INTEREST

The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity.  Net income has been reduced by an amount equivalent to the non-controlling interest proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

	Number of Exchangeable Shares	Amount
Balance, December 31, 2007	1,566	$21,235
Exchanged for trust units	(1,566)	(24,593)
Non-controlling interest in net income	-	3,358
Balance, December 31, 2008	-	$-
Balance, June 30, 2009	-	$-

On May 30, 2008, the Trust announced that the Company had elected to redeem all of its exchangeable shares outstanding on August 29, 2008. In connection with this redemption, Baytex ExchangeCo Ltd. exercised its overriding “redemption call right” to purchase such exchangeable shares from holders of record. Each exchangeable share was exchanged for units of the Trust in accordance with the exchange ratio in effect at August 28, 2008. As at June 30, 2009 and December 31, 2008, there were no exchangeable shares outstanding.

9.  TRUST UNIT RIGHTS INCENTIVE PLAN

The Trust has a Trust Unit Rights Incentive Plan (the “Plan”) whereby the maximum number of trust units issuable pursuant to the Plan is a “rolling” maximum equal to 10.0% of the outstanding trust units plus the number of trust units which may be issued on the exchange of outstanding exchangeable shares. Any increase in the issued and outstanding trust units will result in an increase in the number of trust units available for issuance under the Plan, and any exercises of unit rights will make new grants available under the Plan, effectively resulting in a re-loading of the number of unit rights available to grant under the Plan. The unit rights are granted at the volume weighted average trading price of the trust units for the five trading days prior to the date of grant, vest over three years and have a term of five years. The Plan provides for the exercise price of the unit rights to be reduced to account for future distributions, subject to certain performance criteria.

The Trust recorded compensation expense of $1.5 million for the three months ended June 30, 2009 (three months ended June 30, 2008 - $2.1 million) and $3.2 million for the six months ended June 30, 2009 (six months ended June 30, 2008 - $4.2 million) related to the unit rights granted under the Plan.

The Trust uses the binomial-lattice model to calculate the estimated weighted average fair value of $1.93 per unit for unit rights issued during the six months ended June 30, 2009 ($4.66 per unit for the six months ended June 30, 2008). The following assumptions were used to arrive at the estimate of fair values:

	Three Months and Six Months Ended June 30
	2009	2008
Expected annual exercise price reduction	$1.50	$2.71
Expected volatility	39% - 43%	28%
Risk-free interest rate	1.78% - 2.60%	2.98% - 4.17%
Expected life of unit rights (years)(1)	Various	Various

(1) The binomial-lattice model calculates the fair values based on an optimal strategy, resulting in various expected life of unit rights. The maximum term is limited to five years by the Plan.

The number of unit rights outstanding and exercise prices are detailed below:

	Number of unit rights	Weighted average exercise price (1)
Balance, December 31, 2007	7,662	$14.67
Granted	2,838	$19.27
Exercised	(1,386)	$7.69
Cancelled	(665)	$21.79
Balance, December 31, 2008	8,449	$14.58
Granted	332	$13.92
Exercised	(473)	$4.95
Cancelled	(77)	$16.68
Balance, June 30, 2009	8,231	$14.35

(1) Exercise price reflects grant prices less reduction in exercise price as discussed above.

The following table summarizes information about the unit rights outstanding at June 30, 2009:

Range of Exercise Prices	Number Outstanding at June 30, 2009	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Exercisable at June 30, 2009	Weighted Average Exercise Price
$1.00 to $ 6.00	388	0.5	$3.45	388	$3.45
$6.01 to $11.00	1,241	1.3	$7.62	1,241	$7.62
$11.01 to $16.00	2,516	3.4	$15.45	882	$15.46
$16.01 to $21.00	4,041	3.5	$16.65	1,111	$16.58
$21.01 to $25.67	45	3.9	$25.15	15	$25.15
$1.00 to $25.67	8,231	3.0	$14.35	3,637	$11.88

The following table summarizes the changes in contributed surplus:

Balance, December 31, 2007	$18,527
Compensation expense	7,812
Transfer from contributed surplus on exercise of unit rights (1)	(5,105)
Balance, December 31, 2008	$21,234
Compensation expense	3,157
Transfer from contributed surplus on exercise of unit rights (1)	(1,736)
Balance, June 30, 2009	$22,655

(1) Upon exercise of unit rights, contributed surplus is reduced with a corresponding increase in unitholders' capital.

10.  NET INCOME PER UNIT

The Trust applies the treasury stock method to assess the dilutive effect of outstanding unit rights on net income per unit. The weighted average exchangeable shares outstanding during the period, converted at the period-end exchange ratio, and the trust units issuable on conversion of convertible debentures, have also been included in the calculation of the diluted weighted average number of trust units outstanding:

	Three Months Ended June 30
	2009			2008
	Net income	Trust units	Net income per unit	Net income	Trust units	Net income per unit
Net income per basic unit	$27,451	105,544	$0.26	$34,417	88,472	$0.39
Dilutive effect of unit rights	-	1,237		-	3,033
Conversion of convertible debentures	115	700		173	961
Exchange of exchangeable shares	-	-		871	2,045
Net income per diluted unit	$27,566	107,481	$0.26	$35,461	94,511	$0.38

	Six Months Ended June 30
	2009			2008
	Net income	Trust units	Net income per unit	Net income	Trust units	Net income per unit
Net income per basic unit	$18,961	101,826	$0.19	$70,265	86,863	$0.81
Dilutive effect of unit rights	-	1,035		-	2,671
Conversion of convertible debentures	-	-		379	1,033
Exchange of exchangeable shares	-	-		1,985	2,115
Net income per diluted unit	$18,961	102,861	$0.18	$72,629	92,682	$0.78

For the six months ended June 30, 2009, 6.0 million unit rights (six months ended June 30, 2008 - 0.2 million) and $0.7 million units that would be issued on the conversion of the convertible debentures (six months ended June 30, 2008 – nil) were excluded in calculating the weighted average number of diluted trust units outstanding as they were anti-dilutive.

11.  TAX EXPENSE (RECOVERY)

The provision for (recovery of) taxes has been computed as follows:
	Six Months Ended June 30
	2009	2008
Income (loss) before taxes and non-controlling interest	$(4,708)	$64,723
Expected taxes at the statutory rate of 29.55% (2008 – 30.75%)	(1,391)	19,905
Increase (decrease) in taxes resulting from:
Net earnings of the Trust	(24,962)	(34,657)
Non-taxable portion of foreign exchange (gain) loss	(1,339)	809
Effect of change in tax rate	(562)	(2,577)
Effect of change in opening tax pool balances	3,757	1,786
Effect of change in valuation allowance	(4,537)	-
Unit-based compensation	933	1,295
Other	(74)	643
Future tax (recovery)	(28,175)	(12,796)
Current tax expense	4,506	5,269
Tax (recovery) expense	$(23,669)	$(7,527)

12.  INTEREST EXPENSE

The Trust incurred interest expense on its outstanding debt as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Bank loan and other	$3,879	$3,192	$5,961	$6,935
Convertible debentures	191	248	384	547
Long-term debt	5,460	4,715	11,309	9,393
Interest expense	$9,530	$8,155	$17,654	$16,875

13.  SUPPLEMENTAL INFORMATION

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Interest paid	$3,975	$4,084	$16,108	$16,480
Income taxes paid	$2,938	$1,929	$5,877	$2,369

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Unrealized foreign exchange (gain) loss	$(13,918)	$(1,636)	$(9,296)	$5,374
Realized foreign exchange loss (gain)	1,598	(9)	975	499
Foreign exchange (gain) loss	$(12,320)	$(1,645)	$(8,321)	$5,873

14.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Trust’s financial assets and liabilities are comprised of cash, accounts receivable, accounts payable and accrued liabilities, distributions payable to unitholders, bank loan, financial instruments, long-term debt, convertible debentures and deferred obligations.

Categories of Financial Instruments

Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale and other financial liabilities. The carrying value and fair value of the Trust’s financial instruments on the consolidated balance sheet are classified into the following categories:

	June 30, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Held for trading
Cash	$1,964	$1,964	$-	$-
Derivatives designated as held for trading	38,180	38,180	85,678	85,678
Total held for trading	$40,144	$40,144	$85,678	$85,678
Loans and receivables
Accounts receivable	$119,250	$119,250	$87,551	$87,551
Total loans and receivables	$119,250	$119,250	$87,551	$87,551
Financial Liabilities
Held for trading
Derivatives designated as held for trading	$(3,239)	$(3,239)	$-	$-
Total held for trading	$(3,239)	$(3,239)	$-	$-

Other financial liabilities
Accounts payable and accrued liabilities	$(148,063)	$(148,063)	$(164,279)	$(164,279)
Distributions payable to unitholders	(12,839)	(12,839)	(17,583)	(17,583)
Bank loan	(154,171)	(154,171)	(208,482)	(208,482)
Long-term debt	(207,091)	(209,187)	(217,273)	(200,557)
Convertible debentures	(10,053)	(11,269)	(10,195)	(9,837)
Deferred obligations	(50)	(50)	(74)	(74)
Total other financial liabilities	$(532,267)	$(535,579)	$(617,886)	$(600,812)

The estimated fair values of the financial instruments have been determined based on the Trust’s assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than long-term borrowings and convertible debentures, approximate their book amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its book value as it is at a market rate of interest. The fair value of the long-term debt is based on the lower of the trading value of the instrument or the redemption value. The fair value of the convertible debentures has been calculated based on the lower of trading value and the present value of future cash flows associated with the debentures. For financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method and are recorded within interest expense.

Financial Risk

The Trust is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Trust monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Trust does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices.  Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign currency risk
The Trust is exposed to fluctuations in foreign currency as a result of its U.S. dollar denominated notes, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Trust’s net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency rate fluctuations, the Trust may enter into agreements to fix the Canada – U.S. exchange rate.

At June 30, 2009, the Trust had in place the following currency swaps:

	Period	Amount	Swap Price (1)
Swap	January 1, 2009 to December 31, 2009	USD 10.0 million per month	0.8074
Swap	May 1, 2009 to December 31, 2009	USD 3.0 million per month	0.8602
Swap	July 1, 2009 to December 31, 2009	USD 2.0 million per month	0.8582
Swap	January 1, 2010 to December 31, 2010	USD 8.0 million per month	0.8197
Swap	January 1, 2010 to March 31, 2011	USD 5.0 million per month	0.8696

(1) Based on the weighted average exchange rate (USD/CAD).

The following table demonstrates the effect of exchange rate movement on net income before taxes and non-controlling interest due to changes in the fair value of its currency swap as well as gains and losses on the revaluation of U.S. dollar denominated monetary assets and liabilities at June 30, 2009.

$0.01 Increase/Decrease in CAD/USD Exchange Rate
Gain/loss on currency swap	$2,596
Gain/loss on other monetary assets/liabilities	1,424
Impact on income before taxes and non-controlling interest	$4,020

The carrying amounts of the Trust’s foreign currency denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
U.S. dollar denominated	USD 56,477	USD 84,070	USD 190,663	USD 191,571

Interest rate risk
The Trust’s interest rate risk arises from the Company’s floating rate bank credit facilities. As at June 30, 2009, $154.2 million of the Trust’s total debt is subject to movements in floating interest rates. An increase or decrease of 100 basis points in interest rates would impact cash flow for the six months ended June 30, 2009 by approximately $1.2 million. The Trust uses a combination of short-term and long-term debt to finance operations. Short-term debt is typically at floating rates of interest and senior subordinated notes bear fixed rates of interest.

Commodity Price Risk
The Trust monitors and, when appropriate, utilizes financial derivative agreements or physical delivery contracts to manage the risk associated with changes in commodity prices.  The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of the Company. Under the Trust’s risk management policy, financial instruments are not to be used for speculative purposes.

When assessing the potential impact of commodity price changes, a 10% increase in commodity prices would result in an addition to the unrealized loss in the second quarter of 2009 of $8.8 million relating to the financial derivative instruments outstanding as at June 30, 2009, while a 10% decrease would result in a reduction of the unrealized loss by $8.4 million.

Financial Derivative Agreements

At June 30, 2009, the Trust had the following commodity derivative contracts:

Oil	Period	Volume	Price	Index
Price collar	Calendar 2009	2,000 bbl/d	USD 90.00 – 136.40	WTI
Price collar	Calendar 2009	2,000 bbl/d	USD 110.00 – 172.70	WTI
Fixed	Calendar 2010	575 bbl/d	USD 64.00	WTI
Fixed	July 1, 2009 to December 31, 2009	1,155 bbl/d	USD 61.60	WTI
Price collar	July 1, 2009 to December 31, 2009	2,000 bbl/d	USD 60.00 – 77.40	WTI

Gas	Period	Volume	Price	Index
Price collar	April 1, 2009 to December 31, 2010	5,000 GJ/d	CAD 5.00 – 6.30	AECO
Price collar	Calendar 2010	1,000 GJ/d	CAD 5.50 – 7.00	AECO
Fixed	Calendar 2010	3,000 GJ/d	CAD 6.19	AECO

The commodity derivative contracts are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income and comprehensive income:

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Realized gain (loss) on financial instruments	$20,470	$(25,027)	$45,619	$(35,575)
Unrealized (loss) on financial instruments	(20,822)	(48,433)	(48,891)	(55,604)
Loss on financial instruments	$(352)	$(73,460)	$(3,272)	$(91,179)

Subsequent to June 30, 2009, the Trust added the following commodity derivative contracts:

Gas	Period	Volume	Price	Index
Fixed	January 1, 2010 to February 28, 2010	10,000 MMBtu/d	USD 5.63 - 5.66	NYMEX
Sold call	January 1, 2011 to February 28, 2011	15,000 MMBtu/d	USD 7.00	NYMEX

Physical Delivery Contracts

At June 30, 2009, the Trust had the following crude oil and condensate supply contracts:

Heavy Oil	Period	Volume	Weighted Average Price
Price swap – WCS Blend	Calendar 2009	10,340 bbl/d	WTI x 67.0%
Price swap – WCS Blend	April 1, 2009 to August 30, 2009	775 bbl/d	WTI x 80.0%
Price swap – WCS Blend	April 1, 2009 to August 30, 2009	775 bbl/d	WTI less USD10.00
Price swap – WCS Blend	Calendar 2010	2,500 bbl/d	USD 51.04
Price swap – Condensate	Calendar 2010	575 bbl/d	WTI plus USD 2.25 - 2.60
Price swap – WCS Blend	July 1, 2009 to December 31, 2009	1,500 bbl/d	WTI less USD 10.55
Price swap – Condensate	July 1, 2009 to December 31, 2009	207 bbl/d	WTI less USD 2.50

Subsequent to June 30, 2009, the Trust added the following physical crude oil supply contract:

Heavy Oil	Period	Volume	Price e
Price swap – WCS Blend	Calendar 2010	1,500 bbl/d	WTI less USD 14.50 0

At June 30, 2009, the Trust had the following natural gas physical sales contracts:

Gas	Period	Volume	Price/GJ J
Price collar	Calendar 2009	5,000 GJ/d	AECO CAD 7.00 - 7.95 5
Price collar	Calendar 2010	5,000 GJ/d	AECO CAD 5.00 - 6.28 8

At June 30, 2009, the Trust had the following power contracts:

Power	Period	Volume	Price/MWh
Fixed	October 1, 2008 to December 31, 2009	0.6 MW/hr	CAD 78.61
Fixed	October 1, 2008 to December 31, 2009	0.6 MW/hr	CAD 79.92
Fixed	March 1, 2009 to June 30, 2010	0.6 MW/hr	CAD 76.89

Liquidity Risk

Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities.  The Trust manages its liquidity risk through cash and debt management. As at June 30, 2009, the Trust had available unused bank credit facilities in the amount of $320 million. In the event that the Company’s 9.625% senior subordinated notes have not been repaid, redeemed or repurchased for cancellation by March 31, 2010, the bank credit facilities will be reduced by the amount of the notes then outstanding, with such reduction to remain in effect until such time as such notes have been repaid, redeemed or repurchased for cancellation.

The timing of cash outflows (excluding interest) relating to financial liabilities are outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$148,063	$148,063	$-	$-	$-
Distributions payable to unitholders	12,839	12,839	-	-	-
Bank loan (1)	154,171	154,171	-	-	-
Long-term debt (2)	209,187	-	209,187	-	-
Convertible debentures (2)	10,204	-	10,204	-	-
Deferred obligations	50	36	14	-	-
	$534,514	$315,109	$219,405	$-	$-

(1) The bank loan is a 364-day revolving loan with the ability to extend the term.
(2) Principal amount of instruments.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. Most of the Trust’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks.  The Trust manages this credit risk by entering into sales contracts with only creditworthy entities and reviewing its exposure to individual entities on a regular basis.  Credit risk may also arise from financial derivative instruments.  The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income.

As at June 30, 2009, accounts receivable include a $4.4 million balance over 90 days (December 31, 2008 - $9.9 million) and a balance of $2.4 million (December 31, 2008 - $2.4 million) has been set up as allowance for doubtful accounts.

15.  COMMITMENTS AND CONTINGENCIES

At June 30, 2009, the Trust had operating leases and processing and transportation obligations as summarized below:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Beyond 5 years
Operating leases	$41,103	$3,016	$3,703	$3,876	$3,710	$7,404	$19,394
Processing and transportation agreements	18,461	8,191	7,020	3,091	135	24	-
Total	$59,564	$11,207	$10,723	$6,967	$3,845	$7,428	$19,394

Other

At June 30, 2009, there were outstanding letters of credit aggregating $1.8 million (December 31, 2008 - $2.3 million) issued as security for performance under certain contracts.

In connection with a purchase of properties in 2005, Baytex became liable for contingent consideration whereby an additional amount would be payable by Baytex if the price for crude oil exceeds a base price in each of the succeeding six years. An amount payable was not reasonably determinable at the time of the purchase; therefore, such consideration is recognized only when the contingency is resolved. As at June 30, 2009, additional payments totaling $5.3 million have been paid under the agreement and recorded as an adjustment to the original purchase price of the properties. It is currently not determinable if further payments will be required under this agreement; therefore, no accrual has been made.

The Trust is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Trust’s financial position or reported results of operations.

16.  CAPITAL DISCLOSURES

The Trust’s objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

The Trust considers its capital structure to include total monetary debt and unitholders’ equity. Total monetary debt is a non-GAAP measure which is the sum of monetary working capital (being current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial instruments gains or losses)), the principal amount of long-term debt and the balance sheet value of the convertible debentures.

The Trust’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. In order to maintain the capital structure, the Trust may adjust the amount of its distributions, adjust its level of capital spending, issue new trust units, issue new debt or sell assets to reduce debt.

The Trust monitors capital based on current and projected ratios of total monetary debt to cash flow from operations and the current and projected level of its undrawn bank credit facilities. The Trust’s objectives are to maintain a total monetary debt to cash flow from operations ratio of less than two times and to have access to undrawn bank credit facilities of not less than $100 million. The total monetary debt to cash flow from operations ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to cash flow from operations ratio and the level of undrawn bank credit facilities, the Trust continuously monitors its cash flow from operations and evaluates its distribution policy and capital spending plans.

The Trust’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years.  These objectives and strategy are reviewed on an annual basis.  The Trust believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

The Trust is subject to financial covenants relating to its bank credit facilities, senior subordinated notes and convertible debentures. The Trust is in compliance with all financial covenants.

On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities, including income trusts such as the Trust, was enacted (the “New Tax Legislation”). The New Tax Legislation will apply a tax at the trust level on distributions of certain income from trusts. The New Tax Legislation permits “normal growth” for income trusts through the transitional period ending December 31, 2010. However, “undue expansion” could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the “Guidelines”). Under the Guidelines, trusts will be able to increase their equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount is measured by reference to a trust’s market capitalization as of the end of trading on October 31, 2006.  The safe harbour amounts are 40% for the period from November 2006 to the end of 2007, and 20% per year for each of 2008, 2009 and 2010. The safe harbour amounts are cumulative allowing amounts not used in one year to be carried forward to a future year. Two trusts can merge without being impacted by the growth limitations. Limits are not impacted by non-convertible debt-financed growth, but rather focus solely on the issuance of equity to facilitate growth.

On December 4, 2008, the Minister of Finance announced changes to the Guidelines to allow an income trust to accelerate the utilization of the safe harbour amounts for each of 2009 and 2010 so that the safe harbour amounts for 2009 and 2010 are available on and after December 4, 2008.  This change does not alter the maximum permitted expansion threshold for an income trust, but it allows an income trust to use its safe harbour amount remaining as of December 4, 2008 in a single year, rather than staging a portion of the safe harbour amount over the 2009 and 2010 years. The Trust continues to review the impact of the future taxation of distributions on its business strategy but at this time has made no decision as to the ultimate legal form under which it will operate post 2010.

For the Trust, the safe harbour amounts were approximately $730 million for 2006/2007 and approximately $365 million for each of the subsequent three years with any unused amount carrying forward to the next year.  The Trust did not issue equity in excess of its safe harbour amounts during 2006/2007 or 2008 or the first six months of 2009.  As at December 31, 2008, the Trust had an unused safe harbour amount of $596.6 million that was carried forward, resulting in a safe harbour amount of $1,326.6 million for 2009/2010. The Trust issued $126.0 million in equity during the six months ended June 30, 2009.

17.  SUBSEQUENT EVENTS

On July 28, 2009, the Trust filed a Short Form Base Shelf Prospectus (the "Prospectus") with the securities regulatory authorities in each of the provinces of Canada and a Registration Statement with the United States Securities and Exchange Commission. The prospectus will allow the Trust to offer and issue trust units, subscription receipts and warrants and options convertible into trust units in both Canada and the United States, and debt securities in Canada by way of one or more prospectus supplements at any time during the 25-month period that the Prospectus remains in place. The securities may be issued from time to time, at the discretion of the Trust, with an aggregate offering amount not to exceed $600 million. Unless otherwise specified in a prospectus supplement relating to a particular offering of securities, the Trust intends to use the net proceeds from the sale of any of the securities for general business purposes, repayment of indebtedness and/or the direct or indirect financing of future growth opportunities, including acquisitions and capital expenditures.

On July 30, 2009, the Trust completed an agreement to acquire predominantly heavy oil assets located in the Kerrobert and Coleville areas of southwest Saskatchewan, plus certain natural gas assets located in the Ferrier area of west central Alberta effective May 1, 2009. Aggregate cash consideration net of adjustments for the acquisition was $86.2 million.